UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13G


Under the Securities Exchange Act of 1934

(Amendment No. 3)*



TRANS LUX CORP.


COMMON STOCK

CUSIP Number:  893247106


                                November 30,
1999
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is field:
	?	Rule 13d-1(b)
	?	Rule 13d-1(c)
	?	Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on his form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP NO.  893247106				13G		Page 2 of 4



 1.	NAME OF REPORTING PERSON
	S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

		The Killen Group, Inc.
		IRS #23-2213851


 2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
									(a)  ?
									(b)  ?


 3.	SEC USE ONLY


 4.	CITIZENSHIP OR PLACE OF ORGANIZATION

		Incorporated in the Commonwealth of Pennsylvania


NUMBER OF		5.	SOLE VOTING POWER			62,400
SHARES
BENEFICIALLY		6.	SHARE VOTING POWER
OWNED BY
EACH			7.	SOLE DISPOSITIVE POWER		109,923
REPORTING
PERSON		8.	SHARED DISPOSITIVE POWER
WITH:


 9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		109,923


10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES*


11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

		11.3%


12.	TYPE OF REPORTING PERSON*

		I

CUSIP NO.  893247106				13G			Page 3 of 4



Item 1.

	(a)	The issue is Trans Lux Corp.

	(b)	The issuer's principal offices are located at 110
			Richards Avenue, Norwalk, CT  06856-5090


Item 2.

	(a)	The Killen Group, Inc. is a person filing this report.

	(b)	The Killen Group's address is 1189 Lancaster Avenue,
			Berwyn, Pa  19312.

	(c)	The Killen Group is a corporation incorporated under
			the laws of the Commonwealth of Pennsylvania.

	(d)	This filing pertains to the common stock of the Issuer.

	(e)	The CUSIP number for the common stock is 893247106.


Item 3.

	The Killen Group, Inc. is an Investment Adviser in accordance with Sec. 240.13d-1(b)(1) (ii)(E).


Item 4.

	(a)	The Killen Group is the beneficial owner of 109,923
			shares of the Issuer's common stock.

	(b)	The amount owned by The Killen Group is 11.3% of the
			shares outstanding.

	(c)	(i)  The Killen Group has the sole power to vote or
			to direct the vote of 62,400 shares of common stock.

		(iii)  The Killen Group has the sole power to dispose or to
			direct the disposition of 109,923 shares of common stock.


Item 5.

	Not Applicable.

CUSIP NO.  893247106				13G			Page 4 of 4



Item 6.

	Other persons who have the right to receive dividends and the right to the proceeds of a sale of the securities are the clients of The Killen Group, for whom the securities were purchased.


Item 7.

	Not applicable.


Item 8.

	Not applicable.


Item 9.

	Not applicable.


Item 10.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above, were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



						Date:  December 6, 1999


						The Killen Group, Inc.



						/s/Robert E. Killen
						Robert E. Killen, Chairman & CEO